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                                  EXHIBIT 4.19
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                              CONSULTING AGREEMENT

             THIS AGREEMENT is made and entered into as of June 1, 1995, by and between FRANKLIN G. RINKER, an individual, 27457 Holiday Lane, Suite G, Perrysburg, Ohio 43551 ("CONSULTANT") and SGI INTERNATIONAL, a Utah corporation, 1200 Prospect Street, Suite 325, La Jolla, California 92037 ("COMPANY").

             WITNESSETH that: COMPANY agrees to engage CONSULTANT and CONSULTANT agrees to serve as a consultant to COMPANY upon the following terms and conditions:

             1. Independent Contractor: CONSULTANT shall have sole discretion as to the manner in which the consulting services performed hereunder are carried out and shall be an independent contractor and not an agent or employee of COMPANY.

             2. Technical Consulting Services: CONSULTANT shall provide technical consulting services at such time as COMPANY may from time to time reasonably designate, with due regard for other obligations of the CONSULTANT, on a project-by-project basis, for a consulting fee as is mutually agreed prior to commencement thereof. In addition to consulting fees, CONSULTANT shall be entitled to warrants to purchase SGI common stock. Specific warrant terms, including but not limited to number of shares and exercise price, shall be set by SGI's Board of Directors.

             3. Advance Estimates: Upon the request of the COMPANY, CONSULTANT shall without cost to COMPANY, provide an advance estimate which shall state:

                           (a) The estimated total cost of consulting services and expenses for such project.

                           (b) The estimated completion date for the performance of such services and a not-to-exceed final completion date, assuming no scope changes in the meantime.

             4. Project Definition: Upon receipt of such advance estimates by COMPANY, COMPANY and CONSULTANT shall cooperate in defining the project, payments, times and all other provisions related to the performance of services by CONSULTANT with respect to such project, and shall enter into a supplemental letter agreement specifying the same.

             5. Advance Authorization: COMPANY shall have no obligation to pay any fees, costs or expenses not authorized in writing by COMPANY before such fees, costs or expenses are incurred.

             6. Records: CONSULTANT shall provide statements for services, fees and costs according to generally accepted accounting standards in sufficient detail to satisfy all state and federal taxing authorities.

             7. Term: This Agreement shall commence as of June 1, 1995 and shall continue until December 31, 1996, unless extended by mutual written agreement. Either party may terminate this Agreement upon thirty (30) days prior written notice.

             8. Enforcement: In the event of any litigation to enforce or interpret any provision of this Agreement, a court of competent jurisdiction may award either party reasonable attorneys fees and costs, in addition to any other appropriate relief.

             IN WITNESS WHEREOF, this Agreement is executed as of the day and year first written above.

SGI INTERNATIONAL                                 FRANKLIN G.  RINKER

By  /s/  JOSEPH A. SAVOCO                    /s/  FRANKLIN G. RINKER
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